SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

September 19, 2003

COMMISSION FILE NUMBER:

01-31380

QUEST CAPITAL CORP.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

QUEST CAPITAL CORP.

Vancouver, British Columbia, September 19, 2003  – Quest Capital Corp. (“Quest” or the “Company”), is pleased to announce the appointment of Robert Pollock as Senior Vice President.

Mr. Pollock will be responsible for representing Quest in Toronto, to enhance Quest’s bridge lending and equity financing business.  He will also seek to enhance the business of Quest internationally.  He was formerly Vice President, Investment Banking of a leading Canadian investment bank, Dundee Securities Corporation, where he was recognized by the Brendan Woods International survey as a “Top Gun” investment banker.  Mr. Pollock brings with him over 10 years experience in the financial industry with specific experience in merchant banking, institutional sales and investment banking.  His educational merits include an MBA from St. Mary’s University and BA from Queens University.

As part of Mr. Pollock’s employment agreement he will be participating in the following non-brokered private placement.  Quest has entered into a private placement, subject to applicable approvals, to sell 5,000,000 units at $1.28 per unit. Each unit will consist of 1 Class A share of the Company and 1 Class A share purchase warrant entitling the holder to purchase 1 additional Class A share of the Company for a period of 5 years at a price of $1.60.

Quest Capital Corp. is a merchant banking organization that focuses on providing financial services, specifically bridge loans, to small and mid-cap companies in North America. Quest’s primary expertise is providing asset backed commercial bridge loans of between $500,000 and $20,000,000 to publicly listed companies, generally operating in industries such as mining, oil and gas, real estate, and manufacturing.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact investor relations at 1-800-318-3094.

Quest Capital Corp.

"Brian E. Bayley"

“A. Murray Sinclair”

Chief Executive Officer

Managing Director

For additional information, please contact:

Michael Atkinson

Tel:  (604) 689-1428

       Fax:  (604) 681-4692

Toll free: 1-800-318-3094

Forward Looking Statement

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including forward-looking statements that relate to the future performance of

 Quest Capital Corp. Forward-looking statements, specifically those concerning future performance, are based on managements’ expectations and beliefs and are subject to certain risks and uncertainties, and actual results may differ materially. These risks and uncertainties are detailed from time to time in the Corporation’s filing with the appropriate securities commissions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST CAPITAL CORP.

(the Registrant)

Date:	September 19, 2003	By:	“Sandra Lee”
Signature Sandra Lee, Corporate Secretary
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d).  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.